RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

ULTRADATA SYSTEMS, INCORPORATED

1240 Dielman Industrial Court

St. Louis, MO 63132

This report is furnished by the Board of Directors of Ultradata Systems, Incorporated, a Delaware corporation (“Ultradata”), to the holders of its common stock, $.01 par value.  Information in this report regarding China Organic Health Products, Inc. (“China Organic”), Fang Jinzhong and Zhang Chengcai has been provided to Ultradata by China Organic.

On November 13, 2006 Ultradata acquired all of the outstanding capital stock of China Organic.  China Organic is a holding company that owns 100% of the registered capital of Jilin Huaren Organic Health Products Co., Ltd. (“Jilin Huaren”), a corporation organized under the laws of The People’s Republic of China.  Jilin Huaren is engaged in the business of research, development, production and sale of organic foods and healthcare products in the People’s Republic of China.  In exchange for the China Organic shares, Ultradata issued to the shareholders of China Organic (a) 27,486,175 shares of common stock and (b) Series D Preferred Stock, which is convertible into 469,760,000 shares of common stock.

Pursuant to the terms of the Share Exchange Agreement, Zhou Huakang, the present sole director of Ultradata has elected to the Board two designees of China Organic, Fang Jinzhong and Zhang Chengcai.  The election will be effective ten days after Ultradata mails this information statement to its record shareholders.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Ultradata on or about November 21, 2006.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the Share Exchange, there were 45,034,840 shares of Ultradata common stock issued and outstanding.  In addition, there were three series of Ultradata convertible preferred stock issued and outstanding, which can be converted into 539,959,296 common shares, yielding a total outstanding on a fully-diluted basis of 584,994,136 shares.  The holders of the convertible preferred stock have the voting power of the common shares into which their preferred shares could be converted.

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of this Report by the following:

•

each shareholder known by us to own beneficially more than 5% of our common stock (on a fully-diluted basis);

•

Zhou Huakang, our Chief Executive Officer and sole director;

•

each of the two individuals who will become directors ten days after this information statement is mailed; and

•

all current directors, designated future directors and executive officers as a group.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares, subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

                             Amount and Nature

Name and Address

of Beneficial

Percentage

of Beneficial Owner (1)

Ownership (2)

 of Class

Fang Jinzhong

  92,585,966

    15.8%

Zhang Chengcai

  56,486,430

      9.7%

Zhou Huakang

111,456,690 (3)

    19.1%

18 Kimberly Court

East Hanover, NJ 07936

All officers and directors

    (3 persons)

260,529,086

     44.5%

American Union Securities, Inc.

  32,022,110

       5.5%

100 Wall Street – 15th Floor

New York, NY 10005

________________________________

(1)    Except as otherwise noted, the address of each shareholder is 648 Weihai Road, Changchun, Jilin Province, P.R. China.

(2)    Except as otherwise noted, all shares are owned of record and beneficially.

(3)    Represents shares held of record by Warner Technology & Investment Corp., of which Mr. Zhou is the President and controlling shareholder.

NEW MEMBERS OF THE BOARD OF DIRECTORS

Ten days after this Report is mailed to the Ultradata shareholders of record, the election to the Board of Fang Jinzhong and Zhang Chengcai will become effective.  The Board will then elect Fang Jinzhong to serve as Ultradata’s Chief Executive Officer and Chief Financial Officer, and will elect Zhang Chengcai to serve as Ultradata’s Vice President for Marketing.  Information regarding Fang Jinzhong and Zhang Chengcai follows:

Fang Jinzhong joined Mr. Zhang in founding Jilin Huaren in 2002.  Mr. Fang has served as its Chairman and Chief Executive Officer since 2002.  Prior to forming Jilin Huaren, Mr. Fang had been engaged since 1978 in the business of agricultural production, agricultural product processing, marketing of agricultural products and agricultural technology.   Mr. Fang was awarded a Bachelor’s Degree from the Jilin Financial College in 1978, where he majored in Agricultural Industrial Operations.  Mr. Fang is 50 years old.

Zhang Chengcai joined Mr. Fang in founding Jilin Huaren in 2002.  He has served as its Deputy Chairman and Director of Marketing.  From 1998 to 2002 Mr. Zhang was a sales representative for Amway China, from whom he received the Emerald Award.  From 1987 to 1998 Mr. Zhang was employed in the radiology department of Jilin Medical College Hospital, where he conducted research on agricultural products and supervised testing of organic foods.  Mr. Zhang was awarded a Bachelor’s Degree from the Jilin Medical College in 1978, where he majored in Radiology.  Mr. Zhang is 44 years old.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the merger, due to the small size of the Board.  The Board will also not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

EXECUTIVE COMPENSATION

The table below itemizes the compensation paid to Fang Jinzhong and Zhang Changcai by Jilin Huaren for services during the current and past two years.  There was no officer of Jilin Huaren whose salary and bonus for services rendered during the year ended December 31, 2005 exceeded $100,000.

Year

      Salary

Fang Jinzhong................

2006

   $ 10,000

2005

      10,000

2004

        8,000

Year

      Salary

Zhang Changcai.............

2006

   $   6,000

2005

        6,000

2004

        5,000

Jilin Huaren has committed to pay salaries of $10,000 to Mr. Fang and $6,000 to Mr. Zhang for services in 2007.  It has not made any commitment to compensate Mr. Zhou for services as a director.

Related Party Transactions

Neither Mr. Fang nor Mr. Zhang has engaged in any transaction with Ultradata, China Organic or Jilin Huaren during the past two fiscal years or the current fiscal year that had a transaction value in excess of $60,000.

Dr. Huakang Zhou is the President and controlling shareholder of Warner Technology & Investment Corp., which held voting control of Ultradata prior to the Share Exchange by reason of its ownership of Ultradata’s Series B Preferred Stock.  Prior to the Share Exchange, Dr. Zhou was the sole member of Ultradata’s Board of Directors, and was Ultradata’s Chief Executive Officer.  Warner Technology & Investment served as an advisor to Jilin Huaren in connection with the Share Exchange.  In consideration of its services, Warner Technology & Investment was issued shares in China Organic that, upon completion of the Share Exchange, were converted into 2,927,277 shares of Ultradata common stock and 25,015 shares of Series D Preferred Stock (convertible into 50,030,000 common shares).

November 21, 2006

By Order of the Board of Directors:

Zhou Huakang, Chairman